Brent B. Siler (703) 456-8058 bsiler@cooley.com	VIA EDGAR AND HAND DELIVERY

August 19, 2011

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn:	Mr. John Reynolds
Mr. Jay Williamson
Mr. Jim Lopez
Mr. Steve Lo
Mr. John Archfield

RE:	LipoScience, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Registration No. 333-175102

Ladies and Gentlemen:

On behalf of LipoScience, Inc. (the “Company”), we are transmitting for filing Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1, Registration No. 333-175102 (the “Registration Statement”). We are also sending a hard copy of this letter and the Amendment, including a version that is marked to show changes to Amendment No. 1 to the Registration Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 1, 2011, to the staff of the Division of Corporation Finance (the “Staff”), in care of Mr. Williamson.

The Amendment is being filed in response to comments received from the Staff by letter dated August 15, 2011 with respect to Amendment No. 1 to the Registration Statement (the “Comments”). Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA  20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

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FORM S-1

General

1.	We note your response to comment four of our letter dated July 20, 2011. Please advise us of the extent to which the studies, including the study by Brunzell et al., are publicly available. Also with a view to clarifying disclosure in the last paragraph on page three, page 81 and where appropriate, advise us of the nature and extent of the role played by you and your consultants in conducting the studies. In this regard, we note the disclosure on page 81 that your founder “was an author of” several of the studies.

Response to Comment 1:

The Company advises the Staff that each of the studies is publicly available and accessible through the publishers of the various journals. The Company further advises the Staff that in each of the cited studies, the Company’s founder and Chief Scientific Officer, Dr. James Otvos, participated as a scientific collaborator with the studies’ independent academic investigators. Dr. Otvos worked with the co-investigators to formulate the study hypotheses and data analysis plan and to assist with data interpretation and publication of the study results, and he was listed as one of several authors on each study. The Company advises the Staff that it provided no funding for any of these studies, and no paid consultants were involved. All NMR-based lipoprotein testing was performed by the Company in a fully blinded fashion, with the Company having no knowledge of the identity or clinical status of the participants who provided the blood samples.

2.	We note your response to comment five of our letter dated July 20, 2011. To more clearly place the graphic in context, please increase the font of the text after the asterisk, expand it to indicate the information provided in your response and briefly explain the anticipated timeframe for seeking and obtaining FDA clearance.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure appearing on the graphic.

Prospectus Summary, page 1

3.	We note your response to prior comment nine from our letter dated July 20, 2011 and the statements that “some” or “certain” measures have been submitted to the FDA, some measures have been cleared, “other measures” have not been submitted and “some of the other measures” are intended to be submitted within the next 12 months. Please revise to clarify the services for which you have and do not have clearance. Consider using a chart or other disclosure to summarize the information. Your revised disclosure should more clearly identify material risks associated with potential failure to obtain or maintain clearance for the different services you provide and intend to provide.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA  20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

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Response to Comment 3:

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 3 and 80 of the Amendment. In addition, the Company has supplementally provided a sample NMR LipoProfile test report to the Staff for review.

The Company has reviewed its disclosure in the “Risk Factors” section of the prospectus and respectfully submits that the material risks associated with potential failure to obtain or maintain clearance for the different services it provides and intends to provide are addressed in the following risk factors: (i) “Portions of our NMR LipoProfile test are subject to the FDA’s exercise of enforcement discretion, and any changes to the FDA’s policies with respect to this exercise of enforcement discretion could hurt our business” on page 25; and (ii) “If we are unable to obtain the required clearance of our Vantera system or currently non-cleared portions of our test from the FDA, we would not be able to pursue our strategy of deploying the system in clinical diagnostic laboratories in order to increase demand for our NMR LipoProfile test” on page 26.

4.	Also, with a view to clarifying disclosure, advise us if you could continue to “report the results” of the LipoProfile test as “FDA cleared” if you fail to receive clearance of Vantera.

Response to Comment 4:

The Company advises the Staff that if the Vantera system were not cleared by the FDA, the Company would still be able to perform the NMR LipoProfile test in its own laboratory, using its current NMR-based clinical analyzers, as a laboratory-developed test. In this case, the Company would continue to be able to report the referenced measures as “FDA cleared.” Any tests run on the Vantera system would not be able to be reported as “FDA cleared,” nor would the Company be able to commercially distribute the Vantera system as an in vitro diagnostic medical device. In this regard, the Company directs the Staff’s attention to the disclosure in the risk factor titled “Our ability to meet increased demand for our NMR LipoProfile test will be harmed if we are unable to place the Vantera system in third-party diagnostic laboratories” on page 16.

5.	We note your response to prior comment 50 as it relates to the preferred stock and warrants. Please advise us of the exhibits, agreements or provisions that contain or will contain the conversion and other terms of the warrants once the preferred stock are converted in connection with the offering. We may have further comment.

Response to Comment 5:

The Company refers the Staff to the following provisions of the warrants:

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA  20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

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•	Section 4(e) of Exhibit 10.2, referring to a mandatory conversion of the preferred stock, such as in connection with the offering;

•	Section 1(a) of Exhibit 10.3, referring to the automatic conversion of the preferred stock; and

•	Section 2.2 of Exhibits 10.4 and 10.5, referring to the automatic conversion of the preferred stock.

Management’s Discussion and Analysis, page 44

Critical Accounting Policies and Significant Judgments and Estimates, page 57

Revenue Recognition, page 58

6.	We note your discussion of the final settlement adjustments in response to comment 48 of our letter dated July 20, 2011, and that historically such adjustments have not been material. Please revise your revenue recognition disclosure to further describe the final settlement adjustments and state that historically such adjustments have not been material.

Response to Comment 6:

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 58 of the Amendment.

Stock-Based Compensation Expense, page 58

7.	We note that your weighted enterprise values of $71.7 million, $114.0 million and $110.8 million as of October 31, 2008 (page 62), September 30, 2009 (page 63), December 31, 2009 (page 65), respectively, were greater than all individual enterprise values derived under each valuation methodology used for the continued operations scenario as of each date. Please further revise to describe why the weighted enterprise value as of these dates was greater than the individual enterprise values derived under each valuation methodology.

Response to Comment 7:

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 62, 63 and 65 of the Amendment to explain that (i) the weighted enterprise value of $71.7 million at October 31, 2008 was determined after adding back $9.8 million of cash and $2.0 million of debt at that date, (ii) the weighted enterprise value of $114.0 million at September 30, 2009 was determined after adding back $12.0 million of cash and $3.5 million of debt at that date and (iii) the weighted enterprise value of $113.9 million at December 31, 2009 was determined after adding back $12.0 million of cash and $3.1 million of debt at that date, in each case that were not part of the income and market approach

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calculations. The Company advises the Staff that the $110.8 million previously used for the enterprise value as of December 31, 2009 excluded the $3.1 million of debt; therefore, in order to be consistent across each valuation, this amount has been added back such that the revised enterprise value was $113.9 million as of December 31, 2009. Because indebtedness was deducted in allocating the equity value, the estimated value attributable to common stockholders of $2.05 per share under the continuing operations scenario as of December 31, 2009 was not affected.

8.	It appears that you assumed a discount rate of either 25% or 26% under the DCF methodology, IPO scenarios and sale scenarios for all valuations between October 31, 2008 and April 30, 2011 (page 61-71), and that the discount rate was based on your estimated weighted average cost of capital (page 62). Please further revise to describe how you determined the discount rate, and why a discount rate of 25% or 26% was used for all valuations between October 31, 2008 and April 30, 2011.

Response to Comment 8:

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 62, 63, 65, 67, 68, 69 and 70 of the Amendment. The Company advises the Staff that its cost of equity, which was the basis for the discount rate, was calculated using the Capital Asset Pricing Model formula (CAPM), which is defined as follows:

Re = Rf + (ß * Rm) + Rc + CSRP, where:

Re = Return on equity

Rf = Risk-free rate

ß = Beta

Rm = Equity risk premium

Rc = Size premium

CSRP = Company-specific risk premium

The risk-free rate used at each valuation date was the yield on the 20-year treasury note. Beta was calculated as the median relevered beta of the comparable companies as of each valuation date. The equity risk premium was based on a review of recently published articles, academic studies and surveys. The small-stock risk premium selected was based upon the 25th segment premium by sales as indicated in the Duff & Phelps, LLC Risk Premium Report. The company-specific risk premium is added to reflect the additional risk associated with the fact that the Company is in more of an expansion stage than the companies in the smallest segment of the small-stock risk premium.

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The inputs in the CAPM as of each valuation date were as follows:

	October 31, 2008	September 30, 2009	December 31, 2009	June 30, 2010	November 30, 2010	December 31, 2010	April 30, 2011
Risk-free rate	2.82%	4.02%	4.58%	3.74%	3.80%	4.13%	4.15%
Equity risk premium	4.85%	5.00%	4.85%	5.00%	5.00%	5.00%	5.00%
Median relevered beta	0.63	0.75	0.72	0.86	0.81	0.75	0.80
Small-stock risk premium	5.50%	5.42%	5.42%	5.58%	5.58%	5.58%	5.58%
Company-specific risk premium	14.00%	12.00%	12.00%	12.00%	12.00%	12.00%	12.00%
Calculated cost of equity	25.39%	25.20%	25.50%	25.64%	25.42%	25.47%	25.75%
Cost of equity (rounded)	25%	25%	25%	26%	25%	25%	25%

Retrospective Valuation as of September 30, 2009, page 63

9.	We note in your response to our comment 26 of our letter dated July 20, 2011 that had the higher September 30, 2009 value been used in connection with the October 2009 stock option exchange, the stock-based compensation expense for the year ended December 31, 2009 would have increased by approximately $250,000. We further note your revised disclosure on page 64 that had you used the higher $2.27 value of your common stock per share as of September 30, 2009 the effect would not have been material and, therefore, no adjustment to your financial statements was necessary. Please provide us with your qualitative and quantitative analysis to support your conclusion that the effect of using the higher September 30, 2009 value for the two option grants of 88,200 total shares and the stock option repricing would not have been material given your net income of $257,843 and net (loss) attributable to common stockholders of $(782,157) for the year ended December 31, 2009.

Response to Comment 9:

The Company respectfully advises the Staff that it believes the misstatement in stock-based compensation expense, as a result of the reassessment of the fair market value of the Company’s common stock, was immaterial in accordance with the guidance of Staff Accounting Bulletin (SAB) Topics 1M and 1N. If the Company had used the higher September 30, 2009 value of $2.27 per share, the Company would have recognized $251,000 in additional stock-based

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compensation expense associated with its October 2009 stock option repricing and $28,000 in additional stock-based compensation expense for the two option grants between September 2009 and December 2009.

The Company evaluated the misstatement considering all relevant quantitative and qualitative factors and concluded that the misstatement was immaterial. The Company believed the judgment of a reasonable person relying upon these financial statements would not have been changed or influenced by the exclusion or omission of the additional stock-based compensation expense. As a result, the Company concluded that the financial statements as of December 31, 2009 would not be required to be restated.

In assessing the materiality of the understatement of stock-based compensation expense, the Company first evaluated the magnitude and the nature of the financial statement line item. Stock-based compensation expense is a non-cash item included within the following financial statement line items, depending on an optionee’s job function and associated cost center:

•	Cost of revenues;

•	Research and development;

•	Sales and marketing; or

•	General and administrative.

The following table depicts the effect of the additional stock-based compensation expense on each of these line items and these line items as a percentage of total revenue recognized during the year ended December 31, 2009.

Income Statement Line Item	As reported	As a % of revenue	Additional Stock Compensation Expense	As a % of revenue	As Adjusted	As a % of revenue	Change in %
Cost of revenues	$7,791,508	22%	$8,056	0.02%	$7,799,564	22%	0%
Research and development	$6,156,259	18%	$8,573	0.02%	$6,164,832	18%	0%
Sales and marketing	$12,989,694	37%	$31,415	0.09%	$13,021,109	38%	0%
General and administrative	$7,019,982	20%	$230,877	0.67%	$7,250,859	21%	1%
Total operating expense	$26,165,935	75%	$270,865	1%	$26,436,800	76%	1%

As illustrated above, there was virtually no impact to the Company’s cost of revenues and nominal impact to the overall operating expenses. Utilizing the “iron-curtain” approach, the “Additional Paid in Capital” and “Accumulated Deficit” line items on the Company’s balance sheet were the only line items that would have been affected by this adjustment:

As of December 31, 2009:	As reported	As adjusted	% Change

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Additional paid-in capital	$8,617,766	$8,896,687	3%
Accumulated deficit	$(53,007,350)	$(53,286,271)	1%

As of December 31, 2010:

Additional paid-in capital	$8,058,140	$8,337,061	3%
Accumulated deficit	$(48,695,329)	$(48,974,250)	1%

The Company believes that the impact to the balance sheet was immaterial, as each change would have resulted in an adjustment of less than 5%. Furthermore, the Company believes that the changes in these individual financial statement line items would not affect or influence a reasonable person’s judgment, as these are not key financial measures that the users of the Company’s financial statements or potential investors would utilize in evaluating or assessing the Company’s performance. The Company believes an exclusion or omission of a significant misstatement in the following financial measures would be more important and may be deemed material by a reasonable person relying upon the financial statements to make an investment decision:

•	Revenue and related revenue growth;

•	Gross profit and related gross profit margin;

•	(Loss) income from operations; and

•	Cash flows provided by (used in) operating activities.

The following table depicts the Company’s analysis of the misstatement on these key financial measures:

Revenue	No impact.

Revenue growth	No direct impact.

Gross profit	Minimal impact — reduction of $8,000, or less than 0.02% as a percentage of total revenues.

(Loss) income from operations	Nominal impact — reduction of $271,000, or less than 0.80% as a percentage of revenue. The misstatement did not impact the Company’s income position in terms of operating income, but rather would have resulted in a reduction in operating income from $755,000 to $484,000.

Cash flows from operations	No impact.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA  20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

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While the impact of the additional stock-based compensation expense would have caused the Company to move from a net income position of $258,000 to a net loss position of $22,000, the Company believes that the change is nominal when evaluating the net income (loss) as a percentage of revenue and in evaluating any earnings trends as illustrated below:

		As a % of revenue
Net Income — as reported	$257,843	0.74%
Net Loss — as adjusted	$(21,078)	(0.06%)

Furthermore, the change does not impact the conclusion that that the Company was at or near break-even for the year ended December 31, 2009. The numerical change in net income also would have resulted in a change in the numerator the Company would use for calculating its earnings per share amount as presented below:

Net loss attributable to common stockholders — basic and diluted — as reported	$(782,157)
Net loss attributable to common stockholders — basic and diluted — as adjusted	$(1,061,078)

Net loss per share attributable to common stockholders — basic and diluted — as reported	$(0.24)
Net loss per share attributable to common stockholders — basic and diluted — as adjusted	$(0.32)

Consistent with the impact on net loss, the change does not impact the conclusion that the Company was at or near break-even from a per share perspective for the year ended December 31, 2009. Due to the specific business growth stage at which the Company currently operates, the Company believes that investors and users of its financial statements are currently focused on revenue and revenue growth, rather than the net income or earnings per share amounts for these historical periods.

The Company further advises the Staff that it assessed the misstatement from a qualitative perspective and identified the following key qualitative attributes supporting its conclusion that the additional stock-based compensation expense was not material to its financial results for the year ended December 31, 2009:

•	the misstatement did not mask a change in earnings or other trends;

•	the misstatement did not affect the Company’s compliance with regulatory requirements;

•	the misstatement did not affect the Company’s compliance with loan covenants or other contractual requirements;

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA  20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

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•	the misstatement did not affect management’s compensation, as management’s incentive bonuses were based upon revenue growth, cash flows and other established operational goals; and

•	the misstatement did not involve concealment of an unlawful transaction or intentional act by management.

Moreover, the Company believes that an adjustment to its reported stock-based compensation expense would not have resulted in any significant positive or negative market reaction. Therefore, the Company concluded that the misstatement in stock-based compensation expense, as a result of the reassessment of the fair market value of the Company’s common stock, was immaterial in accordance with the guidance of SAB Topics 1M and 1N.

Contemporaneous Valuation as of April 30, 2011, page 69

10.	We note that on April 8, 2011 you granted options to purchase 437,100 shares with an exercise price of $3.34 per share based on the November 30, 2010 contemporaneous valuation, and that you also estimated the grant date fair value of common stock to be $3.34 per share (page 61). We further note that the value of your common stock increased to $4.77 per share based on your April 30, 2011 contemporaneous valuation (page 71). Given the significant per share increase in your common stock from November 30, 2010 to April 30, 2011, please tell us the grant date fair value that you calculated for the April 8, 2011 options and the grant date fair value that would have resulted from using a reassessed value as of April 8, 2011. Also provide us with your qualitative and quantitative analysis to support your conclusion that the effect of using a reassessed value would not have been material to your operating results for the three and six months ended June 30, 2011.

Response to Comment 10:

The Company respectfully advises the Staff that it believes that the increase in the estimated value of the Company’s common stock from November 30, 2010 to April 30, 2011 was largely attributable to events which occurred during the last two weeks in April 2011:

•	On April 15, 2011, the Company’s management made its recommendation to the Valuation Committee of the Company’s board of directors regarding investment banker selection for the planned IPO;

•	On April 21, 2011, management and the Company’s board of directors commenced a formal plan in pursuing an IPO; and

•	On April 23, 2011, the Company selected investment bankers for the IPO.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA  20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

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The Company has described the changes in its valuation assumptions on page 70 of the Amendment. Had the Company used the same assumptions from the November 30, 2010 valuation in its April 30, 2011 contemporaneous valuation, the estimated price per share would have increased from $3.34 to $3.70. However, for the reasons described in the Registration Statement, the estimated value increased further to $4.77 per share.

The Company further advises the Staff that had the Company used the reassessed value as of April 30, 2011 for the options granted on April 8, 2011, the Company would have recorded approximately $168,000 in additional stock-based compensation expense for the six months ended June 30, 2011. After considering all relevant quantitative and qualitative factors, the Company concluded that such an adjustment was not material. The Company believes the judgment of a reasonable person relying upon the Company’s financial statements would not have been changed or influenced by the exclusion or omission of the additional stock-based compensation expense.

As described above in the Company’s response to Comment No. 9, in assessing the materiality of the additional stock-based compensation expense calculated based on the reassessment of the fair market value of the Company’s common stock, the Company first evaluated the magnitude and the nature of the financial statement line item. The following table depicts the effect of the additional stock-based compensation expense on each of these line items and these line items as a percentage of total revenue recognized during each of the periods presented.

Three months ended June 30, 2011:

			Additional Stock
Income Statement Line Item	As reported	As a % of revenue	Compensation Expense	As a % of revenue	As adjusted	As a % of revenue	Change in %
Cost of revenues	$2,169,554	19.4%	$126	0.00%	$2,169,680	19.4%	0.0%
Research and development	$1,866,762	16.7%	$11,837	0.05%	$1,878,599	16.8%	0.1%
Sales and marketing	$5,335,713	47.8%	$82,715	0.38%	$5,418,428	48.5%	0.7%
General and administrative	$2,138,814	19.2%	$73,544	0.34%	$2,212,358	19.8%	0.7%
Total operating expense	$9,341,289	83.7%	$168,222	1%	$9,509,385	85.2%	1.5%

Six months ended June 30, 2011:

			Additional Stock
Income Statement Line Item	As reported	As a % of revenue	Compensation Expense	As a % of revenue	As adjusted	As a % of revenue	Change in %
Cost of revenues	$4,324,735	19.9%	$126	0.00%	$4,324,861	19.9%	0.0%
Research and development	$3,871,129	17.8%	$11,837	0.05%	$3,882,966	17.9%	0.1%
Sales and marketing	$10,198,465	47.0%	$82,715	0.38%	$10,281,180	47.4%	0.4%
General and administrative	$4,065,114	18.7%	$73,544	0.34%	$4,138,658	19.1%	0.3%
Total operating expense	$18,134,708	83.6%	$168,222	1%	$18,302,804	84.3%	0.8%

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA  20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

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As illustrated above, there was virtually no impact to the Company’s cost of revenues and a nominal impact to the overall operating expenses. Utilizing the “iron-curtain” approach, the “Additional Paid in Capital” and “Accumulated Deficit” line items on the Company’s balance sheet were the only line items that would have been affected by this adjustment:

As of June 30, 2011:

	As reported	As adjusted	Change %
Additional paid-in capital	$7,953,508	$8,121,730	2.1%
Accumulated deficit	$(49,504,264)	$(49,672,486)	0.3%

As with its response to Comment No. 9, the Company believes that the impact to the balance sheet was immaterial and that the changes in these individual financial statement line items would not affect or influence a reasonable person’s judgment, as these are not key financial measures that the users of the Company’s financial statements or investors would utilize in evaluating or assessing the Company’s performance.

The following table depicts the Company’s analysis of this potential adjustment on the same key financial measures referenced in the Company’s response to Comment No. 9:

Revenue	No impact.

Revenue growth	No direct impact.

Gross profit	Virtually no impact — less than $200.

(Loss) income from operations	Nominal impact — increase in loss of $168,000, or approximately 1.5% as a percentage of revenue for the three months ended June 30, 2011 and less than 0.80% as a percentage of revenue for the six months ended June 30, 2011. The misstatement did not impact the Company’s overall operating loss position, but would have increased it from $348,000 to $517,000 for the three months ended June 30, 2011 and from $755,000 to $923,000 for the six months ended June 30, 2011.

Cash flows from operations	No impact.

Further, the Company believes that the change in net loss that would have resulted is inconsequential when evaluating the net loss as a percentage of revenue and in evaluating any earnings trends as illustrated below:

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	Three Months Ended 6/30/2011	As a % of revenue	Six Months Ended 6/30/2011	As a % of revenue
Net Income - as reported	$(324,339)	-2.91%	$(808,935)	-3.73%
Net Loss - as adjusted	$(492,561)	-4.41%	$(977,157)	-4.50%

Change %		-1.51%		-0.78%

Furthermore, the change does not impact the conclusion that that the Company incurred a net loss for the three and six months ended June 30, 2011. The numerical change in net loss also resulted in a change in the numerator the Company would use for calculating its earnings per share amount as presented below:

Three months ended 6/30/2011
Net loss attributable to common stockholders - basic and diluted - as reported	$(584,339)
Net loss attributable to common stockholders - basic and diluted - as adjusted	$(752,561)

Net loss per share attributable to common stockholders - basic and diluted - as reported	$(0.17)
Net loss per share attributable to common stockholders - basic and diluted - as adjusted	$(0.22)

Six months ended 6/30/2011
Net loss attributable to common stockholders - basic and diluted - as reported	$(1,328,935)
Net loss attributable to common stockholders - basic and diluted - as adjusted	$(1,497,157)

Net loss per share attributable to common stockholders - basic and diluted - as reported	$(0.39)
Net loss per share attributable to common stockholders - basic and diluted - as adjusted	$(0.44)

Consistent with the impact on net loss, the change does not impact the conclusion that the Company incurred a net loss from a per share perspective for the three and six months ended June 30, 2011. Due to the specific business growth stage at which the Company currently operates, the Company believes that investors and users of its financial statements are currently focused on revenue and revenue growth, rather than the net income or earnings per share amount for this period.

The Company further advises the Staff that it assessed the potential adjustment from a qualitative perspective and identified the following key qualitative attributes supporting its conclusion that the additional stock-based compensation expense was not material to its financial results for the six months ended June 30, 2011:

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•	the adjustment would not have masked a change in earnings or other trends;

•	the adjustment would not have affected the Company’s compliance with regulatory requirements;

•	the adjustment would not have affected the Company’s compliance with loan covenants or other contractual requirements;

•	the adjustment would not have affected management’s compensation, as management’s incentive bonuses are based upon revenue growth, cash flows and other established operational goals; and

•	the adjustment would not have involved concealment of an unlawful transaction or intentional act by management.

Moreover, the Company believes that an adjustment to its reported stock-based compensation expense would not have resulted in any significant positive or negative market reaction. Therefore, the Company concluded that the misstatement in stock-based compensation expense, as a result of the reassessment of the fair market value of the Company’s common stock, was immaterial from a qualitative standpoint as well as a quantitative standpoint.

Redeemable Convertible Preferred Stock Warrants, page 71

11.	We note your disclosure of the preferred stock fair value in response to comment 22 of our letter dated July 20, 2011. Please further revise to also provide disclosure of the fair value as of the June 30, 2010, December 31, 2010 and April 30, 2011 valuation dates.

Response to Comment 11:

In response to the Staff’s comment, the Company has expanded the disclosure appearing on page 72 of the Amendment.

Index to Financial Statements, page F-1

12.	Please update your financial statements, as applicable, pursuant to Rule 3-12 of Regulation S-X.

Response to Comment 12:

The Company has updated the financial statements appearing in the Amendment.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA  20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

August 19, 2011

Page Fifteen

Notes to Financial Statements, page F-7

1. Description of Business and Significant Accounting Policies, page F-7

Fair Value Measurement, page F-9

13.	We note that you do not include debt in your fair value measurements disclosure on page F-9 and F-10. Please confirm to us that you will include fair value measurements disclosure for your debt in the footnotes your updated June 30, 2011 financial statements.

Response to Comment 13:

In response to the Staff’s comment, the Company has updated the disclosure on pages F-9 and F-10 of the Amendment.

Concentration of Credit Risk and Other Risks, page F-14

14.	We note in your response to comment 29 of our letter dated July 20, 2011 that customer 2 accounted for a single digit percentage of your revenues for the three months ended March 31, 2010 and the year ended December 31, 2010, rather than zero percent. Please revise to clearly distinguish the periods in which your revenues and accounts receivable were less than 10% from the periods in which they were zero percent.

Response to Comment 14:

In response to the Staff’s comment, the Company has revised the disclosure appearing in the tables on page F-14 of the Amendment.

12. Income Taxes, page F-33

15.	We note in your response to comment 56 and 57 of our letter dated July 20, 2011 that you calculated a gross unrecognized tax benefit of $327,500 as of December 31, 2010 related to tax positions taken on previously filed income tax returns. We further note that you did not record an unrecognized tax benefit liability for this amount, but instead you reduced your deferred tax assets by $327,500 and reduced your valuation allowance against the deferred tax assets by the same amount. It appears to us that you have combined your liability for unrecognized tax benefits with deferred taxes. Please confirm our understanding and, if so, further explain to us why you have combined these two items and tell us how you considered ASC 740-10-45-11 in your conclusion to combine.

Response to Comment 15:

The Company advises the Staff that the Company has significant net operating losses available to offset the tax impact of its uncertain tax positions, such that no additional income tax liability would result from any taxing authorities’ adjustments to the Company’s tax returns for these items. Accordingly, the

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA  20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

August 19, 2011

Page Sixteen

Company did not record a contingent tax liability as a result of the application of these provisions. Rather, as a result of adopting FASB’s guidance on accounting for uncertainty in income taxes, the Company reduced its deferred tax asset by $327,500 and reduced its valuation allowance against the deferred tax assets by the same amount.

ASC Topic 740-10-45-11 provides that an entity that presents a classified statement of financial position shall classify a liability (or a reduction in the amount of a net operating loss carryforward or amount refundable) associated with an unrecognized tax benefit as a current liability to the extent the entity anticipates payment (or receipt) of cash within one year or, if longer, the entity’s operating cycle. The liability for unrecognized tax benefits (or reduction in amounts refundable) shall not be combined with deferred tax liabilities or assets.

As explained above, there is no tax liability associated with the unrecognized tax benefit of $327,500. Accordingly, the Company has not combined a liability for unrecognized tax benefits with its deferred tax assets. Instead, it reduced its deferred tax asset by $327,500, the amount of the tax benefit that was determined to be unrecognizable under ASC Topic 740-10. As the deferred tax asset was thus reduced, it eliminated the need for a like amount of valuation allowance, so the valuation allowance against the deferred tax assets was reduced by the same amount. The reduction in the deferred tax asset represents the difference in the net operating loss and credit carryforwards on the Company’s tax returns and the related deferred tax assets reflected on the Company’s financial statements in accordance with ASC Topic 740-10. As the unrecognized tax benefit only relates to carryforward amounts that have not yet been utilized, no tax would be due upon adjustment by the taxing authorities. As such, there is no tax liability associated with the unrecognized tax benefit of $327,500, and the Company believes its current tax footnote is in compliance with the provisions set forth in ASC Topic 740-10-45-11.

17. Subsequent Events (unaudited), page F-38

16.	We note in your response to the comment 58 of our letter dated July 20, 2011 that you believe the Company is an “SEC filer” and, therefore, it is not required to include the requested information in the subsequent events footnote. Please further explain to us why you believe the Company is an SEC filer or, revise to disclose the date through which you have evaluated subsequent events and whether that date is either the date the financial statements were issued or available to be issued. In this regard, it appears that you are currently a private company that is filing its previously completed financial statements in an initial registration statement on Form S-1.

Response to Comment 16:

In response to the Staff’s comment, the Company has included the requested information in the footnote appearing on page F-38 of the Amendment.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA  20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

August 19, 2011

Page Seventeen

Exhibits

17.	We note your response to prior comment 60 and request additional information and further analysis. Please further advise us why you believe the agreements with Laboratory Corporation of America Holdings and Health Diagnostics Laboratory are substantially similar to the agreements with your other clinical diagnostic laboratory customers and reconcile your comment letter response to your page 12 risk factor. In this regard, we note the reference on page 85 to the “defined and differentiated national marketing campaign” with LabCorp. Alternatively, please file these agreements.

Response to Comment 17:

The Company respectfully advises the Staff that its agreements with LabCorp and Health Diagnostics Laboratory (HDL) are ordinary course service agreements that provide for the Company to provide laboratory testing services at a fixed price per test that is negotiated with each of LabCorp and HDL. In this regard, these agreements are consistent with all of the Company’s commercial agreements with other clinical diagnostic laboratories that provide for the Company to perform laboratory testing services at a fixed price per test.

The Company advises the Staff that its agreement with HDL is the Company’s standard form of Testing Service Agreement that specifies the terms and conditions under which the Company will provide the NMR LipoProfile test to HDL and the price per test at which HDL will pay the Company. Consistent with the disclosure on page 12 of the Amendment, there is no minimum number of tests that HDL is obligated to purchase, and either party can terminate the agreement for any reason upon 90 days’ prior written notice to the other party.

The Company advises the Staff that its agreement with LabCorp is not the Company’s standard form of Testing Service Agreement, but the agreement includes similar, but more detailed, provisions relating to test pricing depending upon the achievement of specified test volumes ordered. Consistent with the disclosure on page 12 of the Amendment, there is no minimum number of tests that LabCorp is obligated to purchase. The agreement is automatically renewed in one-year increments, unless either party elects to terminate the agreement within 90 days prior to the end of an annual term.

Furthermore, the Company advises the Staff that under the agreement with LabCorp, as amended to date, LabCorp is not obligated to provide the “differentiated national marketing campaign” for the NMR LipoProfile test, but rather that the level of marketing has an impact on the ultimate price per test paid by LabCorp to the Company. The parties review and consult from time to time regarding LabCorp’s marketing efforts with respect to the NMR LipoProfile test, and LabCorp’s only contractual obligation is to make the NMR LipoProfile test available through its network broadly on a national basis and at least as broadly as it offers other advanced lipid tests. There are no other material provisions of the Company’s agreement with LabCorp that the Company believes would impact

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA  20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

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its determination that the agreement is of the type that ordinarily accompanies the Company’s business of providing its diagnostic test to laboratory customers for a fixed price per test ordered.

*     *     *     *

As requested by the Staff, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *

Please fax any additional comment letters concerning the Amendment to (703) 456-8100 and direct any questions or comments concerning the Amendment or this response letter to either the undersigned at (703) 456-8058 or Brian F. Leaf, of this office, at (703) 456-8053.

Very truly yours,

/s/ Brent B. Siler

Brent B. Siler

cc:	Richard O. Brajer, LipoScience, Inc.

Timothy J. Williams, LipoScience, Inc.

Darren K. DeStefano, Cooley LLP

Glenn R. Pollner, Gibson, Dunn & Crutcher LLP

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA  20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM